AS FILED WITH THE U. S. SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE TO/C

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR (13)(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

_________________

SELECTIS HEALTH, INC.

(Exact name of subject company (issuer))

Black Pearl Equities, LLC, Offeror

(Name of filing person)

Common Stock, CUSIP #

(Title of class of securities)

_________________

Abraham Schwartz, President

Black Pearl Equities, LLC

901 Myrtle Avenue

Brooklyn, New York 11206

Phone: (212) 235-1367

E-mail: to@blackpearlequities.com

(Name, Address, Including Zip Code and Telephone Number,

Including Area Code, of Agent for Service)

WITH COPIES OF ALL CORRESPONDENCE TO:

Thomas C. Cook, Esq.

The Law Offices of Thomas C. Cook

10470 W. Cheyenne Avenue Suite 115, PMB 303

Las Vegas, Nevada 89129

Phone: (702) 524-9151

E-mail: tccesq@aol.com

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This Tender Offer Statement on Schedule TO-C (“Schedule TO-C”) relates solely to preliminary communications made before the commencement of a planned tender offer by Black Pearl Equities, LLC (“Black Pearl”) to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of Selectis Health, Inc. (“Selectis”), at a price of $4.00 per share, net to the seller in cash, without interest, and subject to any required withholding of taxes, pursuant to a proposed definitive acquisition agreement to be entered into between Black Pearl and Selectis.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced. This document is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of common stock of Selectis Health, Inc. (“Selectis”) or any other securities.

On the commencement date of the tender offer, a Tender Offer Statement on Schedule TO, including an Offer to Purchase, a Letter of Transmittal, and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Black Pearl Equities, LLC (“Black Pearl”) and/or one or more of its affiliates. A Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Selectis.

The offer to purchase all of the issued and outstanding shares of Selectis common stock will be made only pursuant to the Offer to Purchase, the Letter of Transmittal, and related documents filed as part of the Tender Offer Statement on Schedule TO.

THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, AND OTHER RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF SELECTIS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Investors and security holders will be able to obtain a free copy of these filings (when available) and other relevant materials on the SEC’s website at www.sec.gov or by directing requests to the Information Agent for the tender offer, which will be named in the Tender Offer Statement on Schedule TO.

Forward-Looking Statements

This document and the materials attached hereto contain forward-looking statements related to the proposed transaction between Black Pearl Equities, LLC (“Black Pearl”) and Selectis Health, Inc. (“Selectis”), including statements regarding the anticipated benefits and timing of the proposed transaction, as well as statements regarding the companies’ operations, strategies, and markets.

Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would,” and “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements.

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Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, among others: the outcome of any regulatory reviews of the proposed transaction; the ability of the parties to complete the transaction in the expected time frame or at all; the ability of Black Pearl to successfully integrate Selectis’s business following completion; changes in the long-term care and healthcare real estate markets; evolving government regulation and reimbursement frameworks; the risk that anticipated synergies or strategic benefits are not realized as expected; the ability to retain key personnel and maintain customer and supplier relationships; and other factors affecting the operations and prospects of either company.

Except as required by law, neither Black Pearl nor Selectis undertakes any obligation to update or revise any forward-looking statements to reflect subsequent events, new information, or future circumstances.

Additional risks include the possibility that the parties are unable to retain or hire key personnel, that unanticipated restructuring costs may be incurred, or that undisclosed liabilities may be assumed. Other potential risks are described in Selectis Health, Inc.’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which is on file with or furnished to the SEC and available at www.sec.gov.

SEC filings for Selectis Health, Inc. may also be available in the Investor Relations section of its website at ir.selectis.com.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates. Unless otherwise required by applicable law, Black Pearl Equities, LLC and Selectis Health, Inc. undertake no obligation, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2026

BLACK PEARL EQUITIES, LLC
By:/s/ Abraham Schwartz
Abraham Schwartz Chief Executive Officer, President and Director

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